Filed by Bleichroeder Acquisition 2 France pursuant to Rule 425 under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Bleichroeder Acquisition Corp. II (File No. 001-43045)

On April 14, 2026, Wasiq Bokhari, the Chief Executive Officer of Pasqal Holding SAS delivered the following presentation during the “Pasqal Thoughts 2026: Defining Quantum Now” event:

APRIL 14 th , 2026 The Pasqal Vision Building the Next Generation of Computing

Disclaimer All statements other than statements of historical facts contained in this presentation are forward - looking statements. Forward - looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward - looking statements are based on the current expectations of the management of Pasqal Holding SAS (“Pasqal”) and are subject to various known and unknown risks and uncertainties that could cause actual results to differ materially and adversely from those expressed or implied by such forward - looking statements. These statements include, among other things, statements regarding future events, the planned business combination between Bleichroeder Acquisition Corp II (“Bleichroeder”) and Pasqal (the “Potential Transaction”), the estimated or anticipated future results and benefits of the combined company following the Potential Transaction, including the likelihood and ability of the parties to successfully consummate the Potential Transaction, future opportunities for the combined company, Pasqal’s use of proceeds from its capital raising transactions and expectations with respect to future raises, Pasqal’s expectations concerning its production capacity, workforce, employees and investments, Pasqal’s expectations relating to the Potential Transaction, its plan to pursue a dual listing and timing thereof, Pasqal’s research and development expectations, Pasqal’s expectations concerning relationships with strategic partners, investors, and other third parties, and other statements that are not historical facts. Nothing in these materials is, or shall be relied on as, a promise or representation as to future performance. Any projections, forecasts and other estimates contained in these materials are for illustrative purposes only, are based on various assumptions that may or may not occur and reflect future developments, and involve known and unknown risks and uncertainties that may cause actual results to differ materially from those reflected in these materials. Past performance is not indicative of future results and no representation or warranty, express or implied, is made as to the accuracy of any such projections, forecasts or other estimates. Changes in assumptions may have a material impact on the information included in these materials. Any forward - looking statements speak only as of the date they are made and Pasqal assumes no duty to and does not undertake to update forward - looking statements. The information presented in these materials has been developed internally and/or obtained from sources believed to be reliable; however, neither Pasqal nor its subsidiaries and affiliates, directors, officers, employees, representatives, consultants, legal counsel and/or agents (as to any person or entity, its “Representatives”) guarantees nor makes any representation or warranty, express or implied, as to the accuracy, adequacy, timeliness or completeness of such information, or any oral information provided in connection herewith, or any data such information generates, accepts no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information and assumes no responsibility for independent verification of such information. Pasqal, and its Representatives expressly disclaim any and all liability which may be based on this document and any errors therein or omissions therefrom. Neither Pasqal nor its Representatives undertake any obligation to update or provide additional information concerning the Potential Transaction or to correct or update any of the information set forth in these materials. This presentation speaks as of the date hereof and shall not be deemed to be an indication of the state of affairs of, or the absence of any change or development in, Pasqal at any other point in time. 2

Bienvenue! Welcome! Happy World Quantum Day!

A Bit of History

Claude Monet Victor Hugo Alexandre Dumas George Sand Frédéric Chopin Eugène Delacroix Nouvelle Athenes

# Pasqal At A Glance

Pasqal

***Pasqal founding team created neutral atom technology, believed to be one of the most scalable technologies in quantum computing***

1982: **Nobel Prize experiment** demonstrating experimentally entanglement by Prof. Alain Aspect

2001: **First experimental demonstration** of a trapped neutral atom by Dr. Georges-Olivier Reymond

2009-2018: **First Rydberg Blockade & Quantum simulations** by Prof. Antoine Browaeys

2019: Pasqal co-founded by A. Aspect, A. Browaeys, C. Jurczak, T. Lahaye, G. Reymond

## Leadership



Dr. Wasiq Bokhari

Chief Executive Officer

Google Cloud amazon

MIT Massachusetts Institute of Technology



Dr. Loïc Henriet

Chief Technology Officer

ICFO

## Founding Team



Dr. Georges-Olivier Reymond

Chief Strategic Alliances Officer & Co-Founder

Prof. Alain Aspect

Co-Founder & Chairman of Pasqal's Scientific Advisory Board

2022 Nobel Prize Laureate in Physics

Prof. Antoine Browaeys

Co-Founder & Scientific Lead

2025 John S. Bell Prize

6

Richard Feynman Nobel prize in Physics 1965 Nature isn’t classical, … If you want to make a simulation of nature, you’d better make it quantum mechanical . “Simulating Physics with Computers” Keynote Speech, First Conference on the Physics of Computation, MIT, 1981

Pasqal Today

KEY COMMITMENTS MADE: 9 Our Previous Pasqal Thoughts Event Execute and deliver on our technology roadmap Deploy our quantum computers and make them operational in standard data centers Engage with our customers and partners to build solutions focused on business relevant problems Build ecosystems and communities Be a global company

KEY COMMITMENTS DELIVERED: 10 Where We Are Today Execute and deliver on our technology roadmap Deploy our quantum computers and make them operational in standard data centers Engage with our customers and partners to build solutions focused on business relevant problems Build ecosystems and communities Be a global company We delivered each and every one , and more !

A LANDMARK FIRST Quantum Simulations verified experimentally Demonstrated what cannot be done classically

ANOTHER FIRST Solving Differential Equations Using Pasqal’s Neutral Atom Based Logical Qubits We believe we are the only Quantum Computing company in the world to demonstrate this!

Quantum Computing Deployed ALREADY DEPLOYED WITHIN HIGH PERFORMANCE COMPUTING (HPC) DATA CENTERS ACCESSIBLE VIA THE CLOUD RECENT DELIVERIES

In - House Manufacturing Capabilities Are Foundational To Our Success

Pasqal’s Approach to Enable the Future of Compute User Applications The front - end where users design, develop, and submit quantum programs along with specifying computational resources Resource Coordination “Middleware” that coordinates the hybrid execution environment - the bridge between classical HPC (or cloud), AI and QC QPU The core quantum engine - Manages quantum processing, control, and measurement SIMPLIFIED STACK Quantum Applications Quantum SDKs Neutral Atom Programming API – QPU Runtime – Operating system – Electronics Pasqal is part of IBM Quantum Network Integration with HPC and Cloud – hybrid runtime environment IBM*

Delivering Practical and Useful Quantum Computing FLEXIBLE TECHNOLOGY PLATFORM Same Hardware platform delivers Analog and FTQC capabilities SOLVE REAL WORLD PROBLEMS Quantum Advantage in Materials Simulation and Logical Qubit results QPUs OPERATE IN STANDARD DATA CENTERS No cyrogenics . Focus on reliable, high availability operations . Small power footprints . SOFTWARE STACK TO ENABLE HYBRID WORKLOADS From low - level to application creation, CPU, GPU, QPU utilization

Our Path Forward

Building A Global Presence More systems, faster roadmap, broader access, higher customer engagement. GOING PUBLIC Become a publicly listed company via business combination with Bleichroeder Acquisition Corp. II Nasdaq listing planned for H2 2026 Followed by Euronext Paris* *timing to be finalized NEW FUNDING €340M ($400M) Consisting of a €170M ($200M) private financing round and €170M ($200M) in committed convertible financing

Our Path To Business Value PHASE III (2030 – 2035+) The “fault - tolerant” era PHASE I - II (NOW – 2030) From utility to advantage Hybrid as practical path: quantum for hard subproblems & HPC/AI for the end - to - end workflow Verticals focus: materials & chemicals (catalysts, batteries), optimization (energy, finance, logistics, telco) Technical ramp: error mitigation, higher fidelity, early error correction, towards 200+ logical qubits Fault tolerance unlocks scale: large - scale, error - corrected quantum computing for reliably solving problems beyond hybrid limits Verticals focus: deep molecular simulation (drug discovery), advanced materials & chemistry, industrial scale optimization Technical ramp : robust quantum error correction, large logical - qubit systems ( 10 , 000 + logical qubits class), enabling long circuits and high - accuracy results

Near Term Growth Pillars Building a Global Presence Enterprise - Grade Ready QPU & Manufacturing Capabilities Scaling Quantum Computing As A Service (QCaaS) Build a broader commercial presence across Europe, U.S., GCC and Asia Pacific with new regional teams and ongoing collaborations Expand cloud - based quantum access and accelerate QCaaS adoption using enterprise - ready applications and QPU emulation Standardize QPU deployments and scale manufacturing to support growing demand and HPC performance needs Engage with customers in specific verticals and use cases based on analog hybrid quantum compute Enable High Value Use Cases QCaaS + Quantum Data Quantum Advantage (QA) Inflection Point Target industrial quantum advantage in materials science with impactful QA demonstrations planned by the end of Q1 2026 Deliver quantum - embedded data — unavailable through classical methods — to unlock new insights in catalysis, corrosion, and memory materials 1 Phase 3 is not reflected 1

21 Our vision is to bring in a New Era of Computing To Solve Problems That Matter Go through trillions of possibilities to find the optimal one, in real time Any molecule or material that is possible, can be discovered and designed using only computation, in a day

We are ready! Let’s go and build the future together!

Merci Thank You

A transcript of the presentation can be found below:

Hello everyone! Bonjour! Bienvenue! Welcome! And Happy World Quantum Day! This is our second Pasqal Thoughts event, and it’s a great moment to be together!

We have amazing attendees today who have come from all over the world. We have many of our investors, partners, collaborators and customers, and of course my colleagues at Pasqal.

Welcome all and thank you for being here. We have a great session planned for today. I will set the stage for the rest of the day, share some thoughts, and our vision for Pasqal. My talk today is in three parts – Past, Present, Future. Let’s start with a short walk down history.

We are sitting here today in the heart of Nouvelle Athènes or New Athens. This area was home to Delacroix, Sand, Dumas, Chopin, Hugo, Monet amongst many other luminaries. All these names were the risk takers and innovators of their field in their age. They pushed the boundaries of the arts and helped usher in new ways of understanding and describing the world. At Pasqal we tap into such deep history of extraordinary achievement in France that has global impact and has fundamentally transformed how we live today. These deep roots and the connection to excellence give us the energy to re-imagine and deliver the future.

And Pasqal has its own sense of history. Founded in 2019, Pasqal has just turned 7 years old. Our own history traces back to the seminal work of our co-founders. Alain Aspect, Nobel laureate in Physics for his pioneering work in establishing the violation of Bell’s inequalities and opening the path for quantum information sciences. Georges Oliver-Reymond for trapping the first neutral atom. And Antoine Browaeys, winner of the 2025 John S Bell prize, for co-inventing the neutral atoms approach. And demonstrating the building blocks of neutral atoms approach that makes it so promising for scalable quantum computing.

And here’s another piece of history. Do you remember this famous quote by Feynman? “Nature isn’t classical … if you want to make a simulation of nature, you’d better make it quantum mechanical”. There’s another part of the quote that goes, “… it is wonderful problem, because it does not look so easy”. He said this 45 years ago in 1981. And he was right on both accounts. His original lecture has been a driving force leading to the creation of quantum computing. This quotation shows why quantum computing is so special and different from other forms of computation. And there are two big reasons: First, through quantum computing, we are able to go through large numbers of possibilities exponentially faster than any other approach. Second, we can accurately simulate and predict the behaviors of physical, chemical and biological systems because they are inherently quantum mechanical.

Let’s see how this ties into the present and where we are today. In our last Pasqal Thoughts event, we shared our plans for the future. And we made five major commitments: We will execute and deliver on our technology roadmap; We will deploy our quantum computers and make them operational in standard data centers; We will engage with our customers and partners to build solutions focused on business relevant problems; We will take the mystery out of quantum computing build ecosystems and communities; We will become a global company and deploy our capabilities globally.

I am very happy to say that we have delivered on all our commitments and more. So let’s briefly talk about each of these one by one. Starting with delivering on our technology development. Remember the quotation from Feynman that I just mentioned about simulating physics? Two weeks ago, Nature published an article describing the results of our work, where we accurately simulated and predicted the properties of a real-world material using our quantum computers, and verified them experimentally. These simulations cannot be done classically. This was done using our analog quantum computing capabilities. This is a demonstration of Quantum Advantage in the simulation of a real-world material. Feynman’s dream is coming true thanks to the amazing work by our team. We have a dedicated session on this coming up later today!

And that is not all. We have just shared another landmark result. We have shown that we can solve differential equations using logical qubits on our neutral atom QPU. This is the first time it has been achieved. And in the process we showed that our logical qubits give better answers than physical qubits and are more error resistant. Why differential equations? Because they are at the heart of countless practical applications ranging from heat transfer to chemical kinetics across multiple industries. We will discuss this in a session later today.

Now let’s talk about our deployments and customer engagement: We now have 7 operational high qubit count quantum computers, and three more in production. Just last year alone, we delivered or deployed 4 quantum computers. We now have systems at Julich, Genci, Cineca, Aramco and DistriQ. All these systems are deployed in standard data centers. We operate and coordinate multiple QPUs in multiple geographies and time zones. Our system at Aramco is also a first for the industry. It is a system for a purely commercial customer and its purpose is to work on business-critical use cases for the largest energy company in the world.

From the very beginning, we have focused on designing and engineering our systems for reliability and autonomous operations. Our QPUs are now also accessible through the cloud, through Microsoft Azure, Google Cloud, OVHCloud, Scaleway and Pasqal Cloud offerings. This reduces the barrier to entry and enables customers to access Pasqal’s quantum computing, algorithms and application toolkits on demand, with minimal capex.

Let’s talk about our Manufacturing capabilities. Our goal is to deliver reliable quantum computation. And that involves not only industrialized approach in design but also in manufacturing. We now have two manufacturing facilities operational. One in France and a new one in Canada. We successfully demonstrated our “copy exact” methodology when our Canada facility delivered the first QPU and it met our performance and availability criteria.

Let’s keep going. Switching to our software stack. We all agree that quantum computing is the third pillar of the future of computation, besides classical and AI based computation. Our vision goes beyond our work on advancing and delivering our hardware-based roadmap. We take a full stack approach to enable useful computation that includes our QPUs and all the other elements needed to deliver applications based on quantum computing. That involves utilization of all modes of computation and being able to decompose problems into parts and send them to the appropriate form of computation, CPU, GPU or QPU based best suited for them. To enable seamless operation with CPU based and GPU based computation, we work very closely with IBM and Nvidia on resource co-ordination and other elements. We have built this coordination layer and continue to add to it. For example: Working with IBM, we have already announced Slurm integration, which allows our QPUs to be part of workload management and job scheduling at scale. We are a founding member of Nvidia’s NVQLink initiative, enabling high speed interconnections between GPUs and QPUs. And then we have the application layer, where we aim to provide a full set of capabilities and tools to allow creation of business solutions for specific use cases in high priority verticals. This layer encompasses going from neutral atom programming, to utilizing standard algorithmic modules, to the tools needed for application development. Since we build our own QPUs, we can do deep integrations and optimization of the software stack built on top of it to enable high performance, reliability and scalability.

Let’s recap – We focused on and solved problems related to real world applications. We delivered machines that operate in standard data centers and use low power. Our latest QPU uses about 4 kW of power, same as a kitchen appliance. We built a software stack that enables creation of applications. We are able to deliver this today in the analog regime and tomorrow in the FTQC regime on the same hardware. So what is the underlying theme here? To deliver Practical and Useful Quantum Computing. For us pushing the scientific and technology boundary is necessary. But we need to do more. Our aim as a company is to solve difficult or currently impossible problems for our customers at scale in an economically viable way. So we work on pushing the boundaries on problems and approaches that can bring real world value. And to deliver computation that meets the performance, reliability and scalability requirements of HPC.

That gives me a good transition to talk about our near term future. We are now a team of 280, with operations in France, Canada, US, Saudi Arabia and South Korea. We have customers and partners in each country and our roots continue to become deeper in each of our locations.

We have made two major announcements recently: We recently announced that we have raised €340M or $400M in new funding. This gives us the resources to scale, accelerate our roadmaps, and deepen our customer engagement. We have also announced that we will also be going public through a business combination with Bleichroeder Acquisition Corp II. We are targeting to be listed on Nasdaq in the second half of the year, and that will be followed by a public listing on Euronext Paris. Our friends and partners from Bleichroeder are here in the audience today. Being a public company gives us global visibility and access to resourcing needed at this stage of our life. This is a major milestone in the history of Pasqal and allows this us to begin a new chapter of our journey.

When people talk about quantum computation, they typically talk about phase 1 and 2, referring to quantum utility, and quantum advantage, and then phase 3 referring to FTQC era. They also defer anything useful to 2030 or beyond, in the FTQC era. We are unique that we can do full analog quantum computing today, and FTQC tomorrow, on the same hardware platform. Using our hybrid computation approach with analog quantum computing, we have now worked with more than 35 companies on more than 25 use cases. For the next 3 years, prior to FTQC, we will be focused on solving two categories of problems. First, materials and chemical simulations with applications in batteries, magnetic materials, catalysts to name a few. Second, on solving optimization problems with applications in energy, financial, logistics, telecommunications industries. In parallel, we will continue working on our technical roadmap to continue building our analog based capabilities as well as our FTQC capabilities. Starting 2030 onwards, we will enter the FTQC era, unlocking additional sets of problems that we will be able to address. We think that both analog and FTQC approaches will co-exist after 2030 because the analog approach, while more specialized, does not have the overhead of gate operations of FTQC systems.

So, to summarize, what is next for us in the near term? Going back to our mission to solve difficult or currently impossible problems for our customers at scale in an economically viable way. The hardware foundation of this is enterprise grade QPUs and manufacturing capabilities. This is an area that we have spent and continue to spend a lot of effort on. Then comes all the work we are doing to build the software stack that I described earlier and engaging deeply and delivering on targeted use cases for our customers globally. We will continue to build and expand our cloud offering and enable easy access to our customers to realize the benefits of our quantum-classical-ai hybrid computation capabilities today. Cloud access lowers the barrier to entry for our customers and expands our reach and value we deliver. With our initial demonstration of quantum advantage in materials simulation, this is a very rich area for us to go deep in. We will continue to focus in this area. With our work showing solving differential equations with our logical qubits, we will continue to invest in our FTQC roadmap. And all this also enables us to do something very interesting. Quantum computers are the only way of generating data that accurately captures the intricacies of quantum effects in materials. This data can be used to train specialized AI/ML models to create an accelerated pathway for discovery and design of new materials and pharmaceuticals. We will also focus on building out this ability.

So, this bring us to our long term vision and the conclusion of my talk Our vision is to solve the difficult or impossible problems that matter. We imagine that: We will be able to go through trillions of possibilities in real time and be able to find the optimal answer. Imagine how that would change the world of finance, logistics, energy, materials, telecommunications and so on. We imagine that: Any molecule or material that is possible, can be discovered and designed using only computation, maybe even in a single day. Imagine how that would change the world – from unique personalized pharmaceuticals, to currently unimaginable materials, to catalysts that redefine chemistry. These possibilities may seem distant today but remember that technological progress has an exponential component to it, and we will keep working hard to achieve these. The magic of computation has been exactly this. To be able to hyper accelerate and make real what our minds can imagine. And then to constantly shift what we can imagine in the first place. This has fundamentally changed the world that we live in today. Now through our quantum computation, we aim to do it again. Each and every one of us in this room today is a part of this. We are ready! Let me ask you now, are you ready to do this together? Let’s go build this future together!

* * *

Forward Looking Statements

This communication contains certain statements that are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “might”, “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “predict,” “project”, “forecast,” “believe,” “potential,” “seem,” “seek,” “target,” “possible,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination between Bleichroeder Acquisition Corp. II (“Bleichroeder”) and Pasqal Holding SAS (“Pasqal”), the estimated or anticipated future results and benefits of the combined company following the business combination, including the likelihood and ability of the parties to successfully consummate the business combination, future opportunities for the combined company, the committed convertible financing and other statements that are not historical facts.

These statements are based on the current expectations of Bleichroeder and/or Pasqal’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Bleichroeder and Pasqal. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions regarding Pasqal’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political, social and business conditions; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement entered into in connection to the business combination, including failure by Bleichroeder or Pasqal to receive their respective shareholder approval or required regulatory approvals of the business combination; the number of redemption requests made by Bleichroeder’s shareholders in connection with the business combination, leaving the combined company with insufficient cash to execute its business plans; the outcome of any legal proceedings or governmental investigations that may be instituted against the parties following the announcement of the business combination; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction; the risk that the business combination disrupts Pasqal’s current plans and operations as a result of the announcement and consummation of the business combination; the risks related to Pasqal meeting expected business milestones; the effects of competition on Pasqal’s business; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; the ability of the combined company to obtain or maintain the listing of its securities on a U.S. national securities exchange following the business combination; the ability to achieve dual listing on Euronext N.V. Paris following the business combination; costs related to the business combination; the ability of Bleichroeder or the combined company to raise capital or issue debt, equity or equity-linked securities in connection with the proposed business combination or in the future on reasonable terms or at all; the combined company’s ability to maintain internal control over financial reporting and operate as a public company; the risk from Pasqal pursuing an emerging technology, facing significant technical challenges and the potential that it may not achieve commercialization or market acceptance; Pasqal’s financial performance and limited operating history; Pasqal’s expectations regarding future financial performance, capital requirements and unit economics; Pasqal’s use and reporting of business and operational metrics; Pasqal’s competitive landscape; Pasqal’s dependence on members of its senior management and its ability to attract and retain qualified personnel; Pasqal’s potential need for additional future financing prior to or after the business combination as a combined company; Pasqal’s concentration of revenue in contracts with government or state-funded entities; Pasqal’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Pasqal’s reliance on strategic partners and other third parties; Pasqal’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Pasqal and Bleichroeder presently do not know or that Pasqal and Bleichroeder currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Pasqal’s and/or Bleichroeder’s expectations, plans and forecasts of future events and views as of the date of this communication. Pasqal and Bleichroeder anticipate that subsequent events and developments will cause their assessments to change. However, while Pasqal and/or Bleichroeder may elect to update these forward-looking statements in the future, Pasqal and Bleichroeder specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Pasqal’s or Bleichroeder’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

An investment in Bleichroeder is not an investment in any of its founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Bleichroeder, which may differ materially.

Additional Information and Where to Find It

The business combination will be submitted to shareholders of Bleichroeder for their consideration. In connection with the business combination, Bleichroeder intends to file a registration statement on Form F-4 with the SEC (the “Registration Statement”), which will serve as both the proxy statement/prospectus to be distributed to its shareholders in connection with its solicitation for proxies for the vote by its shareholders in connection with the business combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to Pasqal’s shareholders in connection with the completion of the business combination. After the Registration Statement is declared effective, Bleichroeder will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders as of the record date established for voting on the business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bleichroeder will send to its shareholders in connection with the business combination.

BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS AND, IN EACH CASE, ANY AMENDMENTS THERETO FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION, RELATED TRANSACTIONS AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of Bleichroeder as of a record date to be established for voting on the business combination. Shareholders of Bleichroeder will also be able to obtain copies of the proxy statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Bleichroeder and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Bleichroeder’s shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Bleichroeder and the business combination is contained in the sections entitled “Management,” “Principal Shareholders,” and “Certain Relationships and Related Party Transactions” of the Final Prospectus filed by Bleichroeder with the SEC on January 8, 2026 and the Current Report on Form 8-K filed with the SEC on January 9, 2026, and each of which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of participants in the proxy solicitation and their direct and indirect interests will be contained in the Registration Statement and the proxy statement/prospectus when they become available.

Pasqal, its directors, executive officers, other members of management, employees and consultants, under SEC rules, may be deemed participants in the solicitation of proxies of Bleichroeder’s shareholders in connection with the business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be included in the Registration Statement and the proxy statement/prospectus when they become available.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or exemptions therefrom. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the business combination or the accuracy or adequacy of this communication.